INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 12 800 new Konecranes shares subscribed for with Konecranes' 1997 stock options have been recorded in the Trade Register on 19 June, 2007.

Following these subscriptions the number of Konecranes Plc's shares increased to 60 309 820 shares. The subscription price has been booked in its entirety to the paid in capital.

Trading in all new shares will start on or about 21 June, 2007.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,800 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

SUPPL

FURTHER INFORMATION
Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media